February 1, 2014

June 8, 2015

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	Freedom Leaf, Inc.
Form 8-K
Response Dated May 18, 2015
File No. 333-190067

Dear Sir or Madam:

We are in receipt of your letter dated May 21, 2015 regarding Freedom Leaf, Inc. regarding the aforementioned filing and the subsequent response dated May 18, 2015. Please find below our respective responses:

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

1.	We note from your response that your Form 10-Q for the quarter ended December 31, 2014 did not contain the financial statements of Freedom Leaf, Inc. In this regard, please amend your Form 8-K to disclose the specific reasons why you deemed your Form 10-Q to be deficient in its disclosures. The disclosure in your amended 8-K should be in a level of detail similar to your response.

Response:

The Company has amended its 8-K with the following language:

The Company determined that the merger of Freedom Leaf, Inc. (f/k/a Arkadia International, Inc.) and Freedom Leaf, Inc. (the private company), and the subsequent filing of the December 31, 2014 10-Q did not include the applicable financial statements of Freedom Leaf, Inc., the private company, for the proper reporting of its operations. The Company is working with its independent accountant and legal counsel to amend the filing. The Company anticipates amending its December 31, 2014 10-Q, as well as the March 31, 2015 10-Q, as applicable, within sixty (60) days.

2.	In addition, please note that the financial statements of Freedom Leaf, Inc. were due no later than 75 days after consummation of the acquisition (October 3, 2014). Therefore, historical financial statements of Freedom Leaf, Inc. were required to be filed in an Item 2.01 8-K by December 17, 2014. Furthermore, given that the quarter ended December 31, 2014 was your first reporting period after the acquisition, Freedom Leaf, Inc. financial statements should have been the only financial statements filed as Arkadia International was no longer the reporting company. In this regard, please confirm that you will file an amended Item 5.01/2.01 8-K to include the financial statements of Freedom Leaf, Inc. as required by Item 8-04 of Regulation S-X. Please also confirm that to the extent your December 31, 2014 and March 31, 2015 10-Qs contain financial statements of the prior registrant, Arkadia International, rather than of the reporting company Freedom Leaf, Inc. subsequent to the acquisition, you will amend your Form 10-Qs to include the financial statements of Freedom Leaf, Inc., the reporting company.

Response:

On October 3, 2014, as reported in our 8-K as filed on October 8, 2014 (and subsequently in our 10-Q for the period ended September 30, 2014, as filed on February 2, 2015), there was no acquisition as indicated in your letter that would require financial statements. On that date, Richard Cowan purchased controlling interest of 93% of the shares of the Company from Vladimir and Galina Shekhtman.

The acquisition that is assumed the letter is referring to is the merger on November 6, 2014, between Freedom Leaf, Inc., a private company, and Arkadia International, Inc., with the surviving company being Arkadia International, Inc., which changed its name to Freedom Leaf, Inc. This merger was not reported, which the Company acknowledges its deficiency in its filings, as required in an 8-K and the applicable 10-Qs. At the time of the completion of the financials and the applicable independent review, the Company will file an amendment to the applicable 10-Qs for the periods ended December 31, 2014 and March 31, 2015 to reflect all modifications, including financial statements, and all other required disclosures.

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3.	Please note that given that the acquisition took place on October 4, 2014 and the Item 2.01 8-K was filed October 10, 2014, it does not appear that you filed a timely report on Form 8-K to provide the disclosure requirements in Item 2.01 of Form 80K regarding the completion of the acquisition of significant assets, as such report is due within four business days of the transaction. Additionally, we would advise you to discuss and pre-clear with the Office of Chief Counsel in the Division of Corporation Finance any questions on your eligibility to use Securities Act Forms that are predicated on the current and timely filing of the company’s current and periodic reports.

Response:

As stated in our response to comment #2, there was no acquisition on October 4, 2014. The merger occurred on November 6, 2014, as reported in our 10-Q for the period ended December 31, 2014 and the subsequent period ended March 31, 2014. The Company acknowledges its deficiency to file the appropriate 8-K. The disclosures, as required on the 8-K, will be included in the amended 10-Qs for the period ended December 31, 2014 and March 31, 2015. Additionally, the Company understands its eligibility in regards to the use of Securities Act Forms under the current circumstance.

General

4.	At the conclusion of our letter to you dated May 15, 2015, we asked for a written statement from the company with certain acknowledgments. Please provide us with a separate letter signed by an authorized representative of the company that includes the previously requested acknowledgments. You will note we have reproduced the original request at the conclusion of this letter.

Response:

The Company’s management included in our response to the original comment letter with the acknowledgements. We have segregated this response in letter form as attached to this response.

In conclusion, the Company acknowledges the Company is responsible for the adequacy and accuracy of the disclosure in the filing, the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company does not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Clifford J. Perry

Clifford J. Perry

Chief Executive Officer

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February 1, 2014

June 8, 2015

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	Freedom Leaf, Inc.
Form 8-K
Response Dated May 18, 2015
File No. 333-190067

Dear Sir or Madam:

In reference to your letter dated May 21, 2014, the management of the Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings.
•	The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings.
•	The Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions, please contact me.

Sincerely,

/s/ Clifford J. Perry

Clifford J. Perry

Chief Executive Officer

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